James Hardie Industries plc Europa House 2nd Floor, Harcourt Centre Harcourt Street, Dublin 2, D02 WR20, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at Europa House 2nd Floor, Harcourt Centre, Harcourt Street, Dublin 2, D02 WR20, Ireland. Directors: Michael Hammes (Chairman, USA), David Harrison (USA), Persio Lisboa (USA), Anne Lloyd (USA), Moe Nozari (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Dean Seavers (USA), Nigel Stein (UK), Harold Wiens (USA). Chief Executive Officer and Director: Jack Truong (USA) Company number: 485719 ARBN: 097 829 895 4 November 2021 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached a copy of the substantial holding notice received by James Hardie on 2 November 2021. Regards Joseph C. Blasko General Counsel & Company Secretary This announcement has been authorised for release by the General Counsel and Company Secretary, Mr Joseph C. Blasko. Exhibit 99.8

NOTICE OF NOTIFIABLE INTEREST IN RELEVANT SHARE CAPITAL OF JAMES HARDIE INDUSTRIES PUBLIC LIMITED COMPANY (THE “COMPANY”) IN FULFILMENT OF AN OBLIGATION ARISING UNDER CHAPTER 4 OF PART 17 OF THE COMPANIES ACT 2014 James Hardie Industries Plc Level 20, 60 Castlereagh Street Sydney, NSW 2000 Australia 2 November 2021 ATTN: Company Secretary BY EMAIL: investor.relations@jameshardie.com.au Aoife.Rockett@jameshardie.com James.Brennan-Chong@jameshardie.com.au Greetings, This notification relates to issued ordinary shares in the capital of the Company and is given in fulfillment of the obligations imposed by Sections 1048 to 1050 and otherwise by Chapter 4 of Part 17 of the Companies Act 2014. The Vanguard Group, Inc. hereby notifies you that at the date of this notice it has a total notifiable interest in aggregate of 22,226,288 ordinary shares in the capital of the Company. The identity of the registered holders of shares to which this notification relates (so far as known to The Vanguard Group, Inc.) is set out in the attached schedule. Each of the products managed by The Vanguard Group, Inc., (the “Funds”) named in the attached schedule gives notice that, at the date of this notice, it has a total notifiable interest in the number of ordinary shares in the capital of the Company which is set out against its name. The identity of the registered holders of shares to which its notification relates (so far as known) is also set out against its name in the attached schedule. The address of The Vanguard Group, Inc. is: P.O. Box 2600, V26, Valley Forge, PA 19482, USA Yours faithfully, By: Shawn Acker

SCHEDULE Name and address of [Subsidiary]/[Fund] Number of shares Registered holder(s) of shares Vanguard Total International Stock Index Fund P.O. Box 2600, V26, Valley Forge, PA 19482, USA 5,742,834 JP Morgan Chase Bank Vanguard Australian Shares Index Fund 5,581,864 JP Morgan Chase Bank Vanguard Developed Markets Index Fund 3,010,293 State Street Bank and Trust Company SMA 1 2,079,153 Others Vanguard Institutional Total International Stock Market Index Trust II 1,998,034 JP Morgan Chase Bank Vanguard Pacific ex-Japan Stock Index Fund 925,480 Brown Brothers Harriman Vanguard FTSE All-World ex-US Index Fund 841,389 Bank of New York Mellon Corporation Vanguard Pacific Stock Index Fund 455,898 Bank of New York Mellon Corporation SMA 3 299,937 Others Vanguard Institutional Total International Stock Market Index Trust 282,037 JP Morgan Chase Bank Vanguard Total World Stock Index Fund 195,261 State Street Bank and Trust Company Vanguard FTSE Developed Asia Pacific ex Japan UCITS ETF 142,976 Brown Brothers Harriman SMA 5 136,174 Others Vanguard FTSE Developed World ex-U.K. Equity Index Fund 111,762 State Street Bank and Trust Company Vanguard Global Stock Index Fund 103,261 Brown Brothers Harriman Vanguard FTSE All-World UCITS ETF 79,046 Brown Brothers Harriman Vanguard ESG International Stock ETF 66,197 JP Morgan Chase Bank Vanguard FTSE Developed All Cap ex North America Index Fund 45,000 State Street Bank and Trust Company Vanguard Pacific Stock Index Trust 25,023 JP Morgan Chase Bank Vanguard ESG Developed World All Cap Equity Index Fund 23,481 Brown Brothers Harriman Vanguard FTSE Developed World II Common Contractual Fund 20,161 Brown Brothers Harriman Vanguard FTSE Developed World UCITS ETF 11,723 Brown Brothers Harriman Vanguard SRI FTSE Developed World II Common Contractual Fund 10,526 Brown Brothers Harriman Vanguard FTSE Global All Cap Index Fund 10,413 State Street Bank and Trust Company Vanguard FTSE Developed World Common Contractual Fund 9,919 Brown Brothers Harriman Vanguard FTSE Developed World ex UK Common Contractual Fund 8,304 Brown Brothers Harriman Vanguard FTSE Developed Asia Pacific All Cap Index ETF 4,042 State Street Bank and Trust Company Vanguard ESG Developed World All Cap Equity Index Fund (UK) 3,779 State Street Bank and Trust Company Vanguard ESG Global All Cap UCITS ETF 1,185 Brown Brothers Harriman

Vanguard Global Multi-Factor Fund 617 JP Morgan Chase Bank Vanguard Global Momentum Factor Fund 519 State Street Bank and Trust Company TOTAL 22,226,288